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                               June 12, 2020

       Nick Bhargava
       Executive Vice President
       GROUNDFLOOR REAL ESTATE 1, LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR REAL
ESTATE 1, LLC
                                                            Amendment to
Amendment No. 6 to Offering Statement on Form 1-A
                                                            Filed June 8, 2020
                                                            File No. 024-11094

       Dear Mr. Bhargava:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. Please expand the graphic on page 6 to show the securities issued by each entity and held by Groundfloor Finance
and those held by other investors such as public holders of
                                                        LROs. Also, please show
the developers and which entities make loans to developers.
                                                        For example, the
graphic should show, if true, the loans to developers from multiple entities such as
Holdings and GRE 1. The graphic should also reflect the securities issued by Groundfloor Finance
including, for example, LROs and equity.
   2. Given that Groundfloor Yield is not yet operating, please revise Business, MD&A or where appropriate to
clarify which entity is currently conducting the functions you intend to assign to
Groundfloor Yield going forward and the extent to which the planned transition from a third
party warehouse facility constitutes a material trend or uncertainty.
                                                        We will consider
qualifying your offering statement at your request. If a participant in
 Nick Bhargava
GROUNDFLOOR REAL ESTATE 1, LLC
June 12, 2020
Page 2

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameNick Bhargava
                                          Division of Corporation Finance
Comapany NameGROUNDFLOOR REAL ESTATE 1, LLC
                                          Office of Real Estate & Construction
June 12, 2020 Page 2
cc:       Brian Korn, Esq.
FirstName LastName